FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2009

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Exhibit No. 1	Directorate Change dated 02 October 2009
Exhibit No. 2	Director/PDMR Shareholding dated 08 October 2009
Exhibit No. 3	Blocklisting Six Monthly Return dated 08 October 2009
Exhibit No. 4	Issue of Debt dated 15 October 2009
Exhibit No. 5	Preference Shares and Subordinated Securities dated 20 October 2009

Exhibit No. 1

2 October 2009

The Royal Bank of Scotland Group plc

Board Appointments

The Royal Bank of Scotland Group plc ("RBS") announces today that Philip Scott and Penny Hughes have been appointed as Non-executive Directors of RBS with effect from 1 November 2009 and 1 January 2010 respectively.

It is intended that Philip will be appointed chairman of a new Risk Committee of the RBS Board which will be established in accordance with the recommendations set out in the Walker Report. On appointment, Penny will become a member of the Board's Remuneration Committee and in due course will assume the Chairmanship of the Committee.

Commenting on the Board appointments Philip Hampton, Chairman of RBS Group, said:

"I am delighted that Philip Scott and Penny Hughes have agreed to join our Board.

Philip Scott has wide-ranging experience of financial services and risk management, including previous responsibility for Aviva's continental European and international life and long-term savings businesses. He has held a number of senior executive positions during his career at Aviva, including his current role as Group Finance Director. Philip is also an experienced Non-executive Director and is currently on the board of Diageo."

"Penny Hughes has extensive boardroom experience, having held a number of Non-executive positions following her executive career at Coca-Cola, including as a member of the Board of Skandinaviska Enskilda Banken since 2000. Her expertise on remuneration will be invaluable at a time when there is increased focus on remuneration practices and policies across financial institutions."

"The appointments, which have been made in consultation with our majority shareholder, United Kingdom Financial Investments Limited, along with the appointment of Sandy Crombie announced in May 2009, satisfy our undertaking to HM Treasury to appoint three new Non-executive Directors to the Board."

The appointments are subject to regulatory approval. There are no other matters requiring disclosure under Listing Rule 9.6.13.

For further information contact:

Group Media Centre                +44 131 523 4414

Andrew Wilson                          +44 131 523 3864

                                                    +44 7810 636995

  Notes to Editors

Since October 2008, 13 members have left and including today's announcement we have made 8 new appointments. The RBS Board will be made up as follows:

Executive Directors: Stephen Hester, Bruce Van Saun, Gordon Pell

Chairman: Sir Philip Hampton

Non Executive Directors: Sir Sandy Crombie; Colin Buchan;

John McFarlane; Arthur Ryan; Joe McHale; Archie Hunter

Philip Scott; Penny Hughes

Biographical Details

Philip Scott (age 55)

Philip Scott is currently Group Finance Director of Aviva plc. Aviva have announced that he will step down from this position at the end of 2009.

He joined Norwich Union as a trainee actuary in 1973 and since qualifying in 1979 has held a number of positions including Head of Global Equities, Chief Investment Officer, before being appointed to the Board of Norwich Union in 1993. Mr. Scott served as Group Executive Director, Life International of Aviva PLC since July 2003 until January 2006 and was responsible for Aviva's continental European and international life and long-term savings businesses before being appointed as Group Finance Director of Aviva plc in 2007. He has been a Non-executive Director of Diageo plc since 2007.

Penny Hughes (age 50)

Penny Hughes is currently a Non-executive Director of Home Retail Group plc, Cable & Wireless plc and Skandinaviska Enskilda Banken AB ("SEB") and formerly a Non-executive Director of Gap Inc, Vodafone PLC and Reuters PLC. Penny chairs the Remuneration Committees of SEB and Home Retail Group. Penny will step down from SEB on 20 October 2009.

Penny spent the majority of her executive career at Coca-Cocla where she held a number of leadership positions during the merger of Coca-Cola and Schweppes in the UK. In 1992 she was appointed as President, Coca-Cola Great Britain and Ireland.

She is also a Trustee of the British Museum and President of the Advertising Association.

Exhibit No. 2

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.3

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

i

3. Name of person discharging managerial responsibilities/director

Christopher Paul Sullivan

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8. State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

248

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£0.5031

14. Date and place of transaction

7 October 2009

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

19,735 shares  0.00003%

16. Date issuer informed of transaction

7 October 2009

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

23. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Aileen Taylor, Deputy Secretary

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Deputy Secretary

Date of notification

8 October 2009

Exhibit No. 3

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To:    Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

The Royal Bank of Scotland Group plc 1997 Sharesave Scheme

3. Period of return:

From	1 April 2009	To	30 September 2009

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

68,179,204

5. Number of shares issued / allotted under scheme during period:

0

6. Balance under scheme not yet issued / allotted at end of period

68,179,204

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

20,000,000 Ordinary Shares of 25p each - Block Listing granted 17 December 2004

25,639,176 Ordinary Shares of 25p each - Block Listing granted 8 May 2007 as a result of the Bonus Issue

50,000,000 Ordinary Shares of 25p each - Block Listing granted 29 February 2008

Please confirm total number of shares in issue at the end of the period in order for us to update our records

56,365,721,284

Contact for queries

Name	Mr Peter Helmn

Address	The Royal Bank of Scotland Group plc Business House F, 2nd Floor, Gogarburn, PO Box 1000 Edinburgh EH12 1HQ

Telephone	0131 556 8555

Person making the return

Name	Jan Cargill

Position	Senior Assistant Secretary

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

  SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To:    Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

The Royal Bank of Scotland Group plc 1999 Executive Share Option Scheme

3. Period of return:

From	1 April 2009	To	30 September 2009

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

53,420,571

5. Number of shares issued / allotted under scheme during period:

0

6. Balance under scheme not yet issued / allotted at end of period

53,420,571

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

5,000,000 Ordinary Shares of 25p each - Block Listing granted 24 May 2001

6,000,000 Ordinary Shares of 25p each - Block Listing granted 17 December 2004

15,934,790 Ordinary Shares of 25p each - Block Listing granted 8 May 2007 as a result of the Bonus Issue

30,000,000 Ordinary Shares of 25p each - Block Listing granted 29 February 2008

Please confirm total number of shares in issue at the end of the period in order for us to update our records

56,365,721,284

Contact for queries

Name	Mr Peter Helmn

Address	The Royal Bank of Scotland Group plc Business House F, 2nd Floor, Gogarburn, PO Box 1000 Edinburgh EH12 1HQ

Telephone	0131 556 8555

Person making the return

Name	Jan Cargill

Position	Senior Assistant Secretary

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To:    Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

The 1999 NatWest Group Sharesave Scheme

3. Period of return:

From	1 April 2009	To	30 September 2009

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

6,403,971

5. Number of shares issued / allotted under scheme during period:

0

6. Balance under scheme not yet issued / allotted at end of period

6,403,971

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

23,000,000 Ordinary Shares of 25p each - Block Listing granted 24 May 2001

4,269,314 Ordinary Shares of 25p each - Block Listing granted 8 May 2007 as a result of the Bonus Issue

Please confirm total number of shares in issue at the end of the period in order for us to update our records

56,365,721,284

Contact for queries

Name	Mr Peter Helmn

Address	The Royal Bank of Scotland Group plc Business House F, 2nd Floor, Gogarburn, PO Box 1000 Edinburgh EH12 1HQ

Telephone	0131 556 8555

Person making the return

Name	Jan Cargill

Position	Senior Assistant Secretary

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To:    Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

National Westminster Bank Group 1994 Executive Share Option Scheme

3. Period of return:

From	1 April 2009	To	30 September 2009

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

2,826,990

5. Number of shares issued / allotted under scheme during period:

0

6. Balance under scheme not yet issued / allotted at end of period

2,826,990

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

5,000,000 Ordinary Shares of 25p each - Block Listing granted 24 May 2001

2,097,192 Ordinary Shares of 25p each - Block Listing granted 8 May 2007 as a result of the Bonus Issue

Please confirm total number of shares in issue at the end of the period in order for us to update our records

56,365,721,284

Contact for queries

Name	Mr Peter Helmn

Address	The Royal Bank of Scotland Group plc Business House F, 2nd Floor, Gogarburn, PO Box 1000 Edinburgh EH12 1HQ

Telephone	0131 556 8555

Person making the return

Name	Jan Cargill

Position	Senior Assistant Secretary

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

  SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To:    Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

The Royal Bank of Scotland Group plc Option 2000 Scheme

3. Period of return:

From	1 April 2009	To	30 September 2009

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

13,694,400

5. Number of shares issued / allotted under scheme during period:

0

6. Balance under scheme not yet issued / allotted at end of period

13,694,400

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

10,000,000 Ordinary Shares of 25p each - Block Listing granted 17 December 2004

9,129,600 Ordinary Shares of 25p each - Block Listing granted 8 May 2007 as a result of the Bonus Issue

Please confirm total number of shares in issue at the end of the period in order for us to update our records

56,365,721,284

Contact for queries

Name	Mr Peter Helmn

Address	The Royal Bank of Scotland Group plc Business House F, 2nd Floor, Gogarburn, PO Box 1000 Edinburgh EH12 1HQ

Telephone	0131 556 8555

Person making the return

Name	Jan Cargill

Position	Senior Assistant Secretary

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To:    Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

The Royal Bank of Scotland Group plc Employee Share Ownership Plan

3. Period of return:

From	1 April 2009	To	30 September 2009

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

34,367,742

5. Number of shares issued / allotted under scheme during period:

0

6. Balance under scheme not yet issued / allotted at end of period

34,367,742

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

15,000,000 Ordinary Shares of 25p each - Block Listing granted 15 January 2003

10,458,920 Ordinary Shares of 25p each - Block Listing granted 8 May 2007 as a result of the Bonus Issue

30,000,000 Ordinary Shares of 25p each - Block Listing granted 29 February 2008

Please confirm total number of shares in issue at the end of the period in order for us to update our records

56,365,721,284

Contact for queries

Name	Mr Peter Helmn

Address	The Royal Bank of Scotland Group plc Business House F, 2nd Floor, Gogarburn, PO Box 1000 Edinburgh EH12 1HQ

Telephone	0131 556 8555

Person making the return

Name	Jan Cargill

Position	Senior Assistant Secretary

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To:    Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

First Active plc 1998 SAYE Scheme

3. Period of return:

From	1 April 2009	To	30 September 2009

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

743,838

5. Number of shares issued / allotted under scheme during period:

0

6. Balance under scheme not yet issued / allotted at end of period

743,838

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

250,000 Ordinary Shares of 25p each - Block Listing granted 28 January 2004

495,892 Ordinary Shares of 25p each - Block Listing granted 8 May 2007 as a result of the Bonus Issue

Please confirm total number of shares in issue at the end of the period in order for us to update our records

56,365,721,284

Contact for queries

Name	Mr Peter Helmn

Address	The Royal Bank of Scotland Group plc Business House F, 2nd Floor, Gogarburn PO Box 1000 Edinburgh EH12 1HQ

Telephone	0131 556 8555

Person making the return

Name	Jan Cargill

Position	Senior Assistant Secretary

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

  SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To:    Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

First Active plc 2001 SAYE Scheme

3. Period of return:

From	1 April 2009	To	30 September 2009

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

644,769

5. Number of shares issued / allotted under scheme during period:

0

6. Balance under scheme not yet issued / allotted at end of period

644,769

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

250,000 Ordinary Shares of 25p each - Block Listing granted 28 January 2004

429,846 Ordinary Shares of 25p each - Block Listing granted 8 May 2007 as a result of the Bonus Issue

Please confirm total number of shares in issue at the end of the period in order for us to update our records

56,365,721,284

Contact for queries

Name	Mr Peter Helmn

Address	The Royal Bank of Scotland Group plc Business House F, 2nd Floor, Gogarburn, PO Box 1000 Edinburgh EH12 1HQ

Telephone	0131 556 8555

Person making the return

Name	Jan Cargill

Position	Senior Assistant Secretary

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

  SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To:    Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

First Active plc 1998 Share Option Scheme

3. Period of return:

From	1 April 2009	To	30 September 2009

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

735,654

5. Number of shares issued / allotted under scheme during period:

0

6. Balance under scheme not yet issued / allotted at end of period

735,654

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

250,000 Ordinary Shares of 25p each - Block Listing granted 28 January 2004

490,436 Ordinary Shares of 25p each - Block Listing granted 8 May 2007 as a result of the Bonus Issue

Please confirm total number of shares in issue at the end of the period in order for us to update our records

56,365,721,284

Contact for queries

Name	Mr Peter Helmn

Address	The Royal Bank of Scotland Group plc Business House F, 2nd Floor, Gogarburn, PO Box 1000 Edinburgh EH12 1HQ

Telephone	0131 556 8555

Person making the return

Name	Jan Cargill

Position	Senior Assistant Secretary

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

  SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To:    Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

First Active plc 2002 Approved Share Option Scheme

3. Period of return:

From	1 April 2009	To	30 September 2009

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

692,652

5. Number of shares issued / allotted under scheme during period:

0

6. Balance under scheme not yet issued / allotted at end of period

692,652

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

250,000 Ordinary Shares of 25p each - Block Listing granted 28 January 2004

461,768 Ordinary Shares of 25p each - Block Listing granted 8 May 2007 as a result of the Bonus Issue

Please confirm total number of shares in issue at the end of the period in order for us to update our records

56,365,721,284

Contact for queries

Name	Mr Peter Helmn

Address	The Royal Bank of Scotland Group plc Business House F, 2nd Floor, Gogarburn, PO Box 1000 Edinburgh EH12 1HQ

Telephone	0131 556 8555

Person making the return

Name	Jan Cargill

Position	Senior Assistant Secretary

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To:    Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

The Royal Bank of Scotland Group plc Medium-term Performance Plan

3. Period of return:

From	1 April 2009	To	30 September 2009

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

2,432,742

5. Number of shares issued / allotted under scheme during period:

0

6. Balance under scheme not yet issued / allotted at end of period

2,432,742

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

1,000,000 Ordinary Shares of 25p each - Block Listing granted 17 February 2004

1,807,888 Ordinary Shares of 25p each - Block Listing granted 8 May 2007 as a result of the Bonus Issue

Please confirm total number of shares in issue at the end of the period in order for us to update our records

56,365,721,284

Contact for queries

Name	Mr Peter Helmn

Address	The Royal Bank of Scotland Group plc Business House F, 2nd Floor, Gogarburn, PO Box 1000 Edinburgh EH12 1HQ

Telephone	0131 556 8555

Person making the return

Name	Jan Cargill

Position	Senior Assistant Secretary

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To:    Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

The Royal Bank of Scotland Group plc 2007 Sharesave Plan

3. Period of return:

From	1 April 2009	To	30 September 2009

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

69,999,777

5. Number of shares issued / allotted under scheme during period:

0

6. Balance under scheme not yet issued / allotted at end of period

69,999,777

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

70,000,000 Ordinary Shares of 25p each - Block Listing granted 29 February 2008

Please confirm total number of shares in issue at the end of the period in order for us to update our records

56,365,721,284

Contact for queries

Name	Mr Peter Helmn

Address	The Royal Bank of Scotland Group plc Business House F, 2nd Floor, Gogarburn, PO Box 1000 Edinburgh EH12 1HQ

Telephone	0131 556 8555

Person making the return

Name	Jan Cargill

Position	Senior Assistant Secretary

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To:    Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

The Royal Bank of Scotland Group plc 2007 Irish Sharesave Plan

3. Period of return:

From	1 April 2009	To	30 September 2009

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

5,000,000

5. Number of shares issued / allotted under scheme during period:

0

6. Balance under scheme not yet issued / allotted at end of period

5,000,000

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

5,000,000 Ordinary Shares of 25p each - Block Listing granted 29 February 2008

Please confirm total number of shares in issue at the end of the period in order for us to update our records

56,365,721,284

Contact for queries

Name	Mr Peter Helmn

Address	The Royal Bank of Scotland Group plc Business House F, 2nd Floor, Gogarburn, PO Box 1000 Edinburgh EH12 1HQ

Telephone	0131 556 8555

Person making the return

Name	Jan Cargill

Position	Senior Assistant Secretary

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To:    Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of scheme

The Royal Bank of Scotland Group plc 2007 Executive Share Option Plan

3. Period of return:

From	1 April 2009	To	30 September 2009

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

20,000,000

5. Number of shares issued / allotted under scheme during period:

0

6. Balance under scheme not yet issued / allotted at end of period

20,000,000

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

20,000,000 Ordinary Shares of 25p each - Block Listing granted 29 February 2008

Please confirm total number of shares in issue at the end of the period in order for us to update our records

56,365,721,284

Contact for queries

Name	Mr Peter Helmn

Address	The Royal Bank of Scotland Group plc Business House F, 2nd Floor, Gogarburn, PO Box 1000 Edinburgh EH12 1HQ

Telephone	0131 556 8555

Person making the return

Name	Jan Cargill

Position	Senior Assistant Secretary

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Exhibit No.4

15 October 2009

Today The Royal Bank of Scotland Group plc ("RBS") completed the pricing of its 10-year, USD 1.5 billion aggregate principal amount of 6.40% Senior Notes due 2019.

The proceeds to RBS (before expenses) of USD 1,491,615,000 will be used for general corporate purposes.

The offering is scheduled to close on 21 October 2009 subject to satisfaction of customary conditions.

RBS has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the "SEC") for the offering to which this communication relates.  Investors should read the prospectus in such registration statement and other documents RBS has filed with the SEC for more complete information about RBS and this offering. You may get these documents for free by visiting IDEA on the SEC web site at www.sec.gov.  Alternatively, copies may be obtained from RBS Securities Inc., toll free at 1-866-884-2071.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

For further information, please contact:

David O'Loan

Head of Group Capital Management
The Royal Bank of Scotland Group plc
280 Bishopsgate
London, EC2M 4RB
United Kingdom

TEL:  +44 20 7085 4925
FAX:  +44 20 7293 9966

Exhibit No. 5

The Royal Bank of Scotland Group plc, The Royal Bank of Scotland plc and National Westminster Bank plc - Clarification of Contractual Position Relating to Payments Under Preference Shares and Subordinated Securities

The Royal Bank of Scotland Group plc ("RBSG"), The Royal Bank of Scotland plc ("RBS") and National Westminster Bank plc ("NatWest") have received various investor queries as to whether RBSG, RBS and/or NatWest have contractual rights to stop payments of dividends and interest on their preference shares and subordinated securities. In response to these queries, RBSG, RBS and NatWest are making this announcement to clarify the contractual position under such preference shares and subordinated securities. Nothing in this announcement should be taken as an indication by RBSG, RBS or NatWest as to whether or not they will or will not continue to make payments on the securities listed below.

RBSG and RBS Securities

Preference shares

Dividend payments on the non-cumulative preference shares of RBSG set out at Schedule 1 to this press release may be stopped at the discretion of the board of directors of RBSG, and must be stopped if, in the opinion of the directors of RBSG, the distributable profits of RBSG are insufficient to fund such payments or if, in the opinion of the directors of RBSG, the payment of the dividend would breach or cause a breach of the Financial Services Authority's capital adequacy requirements (all as more fully set out in RBSG's Articles of Association and the relevant Board Resolutions, which contain the terms of, and rights attaching to, such non-cumulative preference shares).

As more fully set out in RBSG's Articles of Association and the relevant Board Resolutions (which contain the terms of, and rights attaching to, such non-cumulative preference shares), dividend payments on the following non-cumulative preference shares must be stopped if, in the opinion of the directors of RBSG, the distributable profits of RBSG are insufficient to fund such payments or if, in the opinion of the directors of RBSG, the payment of the dividend would breach or cause a breach of the Financial Services Authority's capital adequacy requirements (but may not be stopped absent such circumstances):

  RBSG USD 200,000,000 7.65 per cent. non-cumulative dollar preference shares, Series F (US7800978048);
  RBSG USD 300,000,000 7.25 per cent. non-cumulative dollar preference shares, Series H (US7800978790);
  RBSG USD 850,000,000 5.75 per cent. non-cumulative dollar preference shares, Series L (exchanged from exchangeable capital securities, Series B) (US7800977883);
  RBSG USD 1,000,000,000 9.118 per cent. non-cumulative convertible dollar preference shares, Series 1 (US780097AE13); and
  RBSG GBP 200,000,000 7.387 per cent. non-cumulative convertible sterling preference shares, Series 1 (XS0121856859).

Dividend payments on RBSG's outstanding GBP 400,000 5.5 per cent. cumulative preference shares (GB0007548026) and GBP 500,000 11 per cent. cumulative preference shares (GB0007548133) cannot be stopped at the discretion of the board of directors and must be paid if and so far as, in the opinion of the directors of RBSG, the profits of RBSG justify such payments.

Innovative Tier 1 Securities

As more fully set out in the relevant prospectuses, if payments are stopped on any of RBSG's non-cumulative preference shares then RBSG must stop payments on the following outstanding innovative tier 1 securities:

  RBS Capital Trust A EUR 1,250,000,000 6.467 per cent. non-cumulative trust preferred securities (XS0149161217);
  RBS Capital Trust B USD 750,000,000 6.80 per cent. non-cumulative trust preferred securities (XS0159056208);
  RBS Capital Trust C EUR 500,000,000 4.243 per cent. non-cumulative trust preferred securities (XS0237530497);
  RBS Capital Trust D GBP 400,000,000 5.6457 per cent. non-cumulative trust preferred securities (XS0277453774);
  RBS Capital Trust I USD 850,000,000 4.709 per cent. non-cumulative trust preferred securities (US749274AA41);
  RBS Capital Trust II USD 650,000,000 6.425 per cent. non-cumulative trust preferred securities (US74927PAA75);
  RBS Capital Trust III USD 950,000,000 5.512 per cent. non-cumulative trust preferred securities (US74927QAA58);
  RBS Capital Trust IV USD 1,000,000,000 Floating Rate Notes non-cumulative trust preferred securities (US74927FAA93); and
  RBSG CAD 600,000,000 6.666 per cent. Undated Callable Step-Up Tier 1 Notes (CA780097AT83).

As more fully set out in the relevant prospectuses, RBSG may elect to defer payments on the RBSG USD 1,200,000,000 7.648 per cent. Perpetual Regulatory Tier One Securities (US780097AH44) unless RBSG continues to pay dividends or interest on (among others) any of its outstanding non-cumulative preference shares. RBSG can elect to stop payments on the RBSG USD 1,600,000,000 Fixed Rate/Floating Rate Preferred Capital Securities (US780097AS09) in its absolute discretion.

Upper Tier 2 Securities

As more fully set out in the relevant prospectuses, due to dividend pusher and dividend stopper provisions in RBSG's and RBS' outstanding upper tier 2 securities, RBSG and RBS must continue to make interest payments on their outstanding upper tier 2 securities if RBSG has declared or paid a dividend on any of its outstanding share capital in a specified period (as disclosed in the relevant prospectuses) preceding an interest payment date. A list of all outstanding RBSG and RBS upper tier 2 securities is set out in Schedule 2 to this press release.

Lower Tier 2 Securities

As more fully set out in the relevant prospectuses, if payments continue on any of RBSG's outstanding share capital, then RBSG must continue to make interest payments on the following lower tier 2 securities:

  RBSG USD 300,000,000 6.375 per cent. Subordinated Notes due 2011 (US780097AB73;
  RBSG USD 750,000,000 5.00 per cent. Subordinated Notes due 2014 (US780097AL55);
  RBSG USD 250,000,000 5.00 per cent. Subordinated Notes due 2014 (US780097AL55.1);
  RBSG USD 350,000,000 4.70 per cent. Subordinated Notes due 2018 (US780097AM39);
  RBSG USD 750,000,000 5.00 per cent. Subordinated Notes due 2013 (US780097AN12); and
  RBSG USD 675,000,000 5.05 per cent. Subordinated Notes due 2015 (US780097AP69).

      RBSG may defer payment of interest on the following lower tier 2 securities if the Financial
      Services Authority requires or requests that it do so:

  RBS USD 125,600,000 Subordinated Floating Rate Notes due 2020 (XS0123062886); and
  RBS EUR 1,000,000,000 Fixed to Floating Rate Subordinated Notes due 2021 (XS0201065496).

Interest payments on all other outstanding RBSG and RBS lower tier 2 securities must be made and cannot be deferred in any circumstances. A list of these securities is set out in Schedule 3 to this announcement.

NatWest Securities

Preference Shares

The following two series comprise NatWest's outstanding non-cumulative preference shares (the "NatWest Preference Shares"):

  NatWest GBP 140,000,000 9.0 per cent. non-cumulative preference shares, Series A (GB0006227051); and
  NatWest USD 300,000,000 7.76 per cent. non-cumulative preference shares, Series C (US6385398820).

As more fully set out in the relevant prospectuses, dividend payments on the NatWest Preference Shares may only be stopped if the directors of NatWest consider that the distributable profits of NatWest are insufficient to fund such payments or if the directors of NatWest consider that the payment of the dividend would result in a breach of the Financial Services Authority's capital adequacy requirements.

Upper Tier 2 Securities

As more fully set out in the relevant prospectuses, due to dividend pusher provisions in NatWest's outstanding upper tier 2 securities, NatWest must continue to make interest payments on those outstanding upper tier 2 securities if NatWest has declared or paid a dividend on any class of its outstanding share capital in a specified period (as disclosed in the relevant prospectuses) preceding an interest payment date. A list of all outstanding NatWest upper tier 2 securities is set out in Schedule 4 to this press release.

Lower Tier 2 Securities

As more fully set out in the relevant prospectus, if payments continue on any class of NatWest's outstanding share capital then NatWest must continue to make interest payments on its USD 1,000,000,000 7.375 per cent. Subordinated Notes due 2009 (US638539AH99).

Interest payments on all other outstanding NatWest lower tier 2 securities must be made and cannot be deferred in any circumstances. A list of these securities is set out in Schedule 5 to this announcement.

Copies of RBSG's Articles of Association, the Board Resolutions and the prospectuses referred to above are available on the RBS Group website (www.investors.rbs.com).

Contacts:

Emete Hassan
Head of Debt Investor Relations
Tel: +44 (0) 20 7672 1758

David O'Loan
Deputy Group Treasurer and Group Head of Capital Management
Tel: +44 (0) 20 3361 1910

                                                          Schedule 1

USD 925,000,000 6.40 per cent. Non-cumulative preference shares Series M (US7800977966)

USD1,000,000,000 6.35 per cent. Non-cumulative preference shares Series N (US7800977701)

USD 550,000,000 6.25 per cent. Non-cumulative preference shares Series P (US7800977628)

USD 675,000,000 6.75 per cent. Non-cumulative preference shares Series Q (US7800977545)

USD 650,000,000 6.125 per cent. Non-cumulative preference shares Series R (US7800977479)

USD 950,000,000 6.60 per cent. Non-cumulative preference shares Series S (US7800977396)

USD 1,600,000,000 7.25 per cent. Non-cumulative preference shares Series T (US7800977131)

USD 1,500,000,000 7.64 per cent. Non-cumulative preference shares Series U (US780097AU54)

EUR 1,250,000,000 51/2 per cent. Non-cumulative preferred securities Series 1 (XS0205935470)

EUR 1,250,000,000 Non-cumulative preferred securities Series 2 (DE000A0E6C37)

EUR 1,300,000,000 7.0916 per cent. Non-cumulative preference shares Series 3 (XS0323734961)

GBP 750,000,000 8.162 per cent. Non-cumulative preference shares Series 1 (XS0323839042)

                                                       Schedule 2

RBS GBP 175,000,000 73/8 per cent. Fixed Rate Undated Subordinated Notes (XS0116447599)

RBS GBP 400,000,000 5.0 per cent. Fixed/Floating Undated Subordinated Callable Step-Up Notes (XS0247645160)

RBS GBP 350,000,000 6.25 per cent. Fixed Rate Undated Subordinated Notes (XS0137784426)

RBS EUR 500,000,000 5.125 per cent. Fixed/Floating Rate Undated Subordinated Notes (XS0195230635)

RBS EUR 1,000,000,000 Floating Rate Undated Subordinated Notes (XS0195231526)

RBS GBP 500,000,000 6.0 per cent.Fixed Rate Undated Subordinated Notes (XS0193721544 - callable 2014)

RBS GBP 500,000,000 5.125 per cent. Fixed Rate Undated Subordinated Notes (XS0164828385 - callable 2016)

RBS CAD 700,000,000 5.37 per cent. Fixed/Floating Undated Subordinated Callable Step-Up Notes (CA780097AR28)

RBS GBP 200,000,000 9.5 per cent. Fixed Rate Undated Subordinated Bonds (XS0045071932 - callable 2018))

RBS GBP 600,000,000 5.5 per cent. Fixed Rate Undated Subordinated Notes (XS0206633082 - callable 2019)

RBS GBP 500,000,000 6.20 per cent. Fixed Rate Undated Subordinated Notes (XS0144810529 - callable 2022)

RBS GBP 900,000,000 5.625 per cent. Fixed Rate Undated Subordinated Notes (XS0154144132 - callable 2026)

RBS GBP 500,000,000 5.625 per cent. Fixed Rate Undated Subordinated Notes (XS0138939854 - callable 2032)

RBS JPY 25,000,000,000 2.605 per cent. Fixed/Floating Rate Unsubordinated Notes (XS0203781660)

RBSG USD 350,000,000 Undated Floating Rate Primary Capital Notes (GB0007547507)

                                                        Schedule 3

RBS AUD 590,000,000 Subordinated 6.00 per cent. Notes due 2014 (AU300RSCT012)

RBS AUD 410,000,000 Subordinated Floating Rate Notes due 2014  (AU300RSCT020)

RBS AUD 450,000,000 Subordinated 6.50 per cent. Fixed to Floating Rate Notes due 2017  (AU3CB0008217)

RBS AUD 450,000,000 Subordinated Floating Rate Notes due 2017 (AU3FN0000790)

RBS CAD 700,000,000 4.25 per cent. Fixed/Floating Callable Subordinated Notes due 2015 (CA78010XAA96)

RBS CHF 700,000,000 2.375 per cent. Dated Subordinated Notes due 2015 (CH0022976853)

RBS CHF 200,000,000 Fixed/Floating Dated Subordinated Callable Step-Up Notes due 2017 (CH0027811691)

RBS USD 50,000,000 Subordinated Volatility Notes due 2013 (US780097AJ00)

RBS GBP 150,000,000 10.5 per cent. Subordinated Bonds due 2013 (XS0042123637)

RBS GBP 250,000,000 9.625 per cent. Subordinated Bonds due 2015 (XS0050948958)

RBS EUR 1,000,000,000 6 per cent. Subordinated Eurobonds due 2013 (XS0128842571)

RBS EUR 500,000,00 6 per cent. Subordinated Eurobonds due 2013 (XS0128842571.2), consolidated and forming a single series with the EUR 1,000,000,000 6 per cent. Subordinated Eurobonds due 2013

RBS EUR 100,000,000 Subordinated Floating Rate Notes due 2017 (XS0157843771)

RBS EUR 750,000,000 4.875 per cent. Subordinated Notes due 2015 (XS0167127447)

RBS EUR 500,000,000 4.50 per cent. Dated Subordinated Step-Up Notes due 2016 (XS0180946906)

RBS USD 500,000,000 Subordinated Floating Rate Notes due 2016 (XS0202629407)

RBS USD 750,000,000 Subordinated Floating Rate Notes due 2015 (XS0223318501)

RBS USD 1,500,000,000 Floating Rate Subordinated Callable Step-Up Notes due 2016 (XS0250214797)

RBS EUR 500,000,000 Floating Rate Subordinated Callable Step-Up Notes due 2017 (XS0259579547)

RBS EUR 750,000,000 4.35 per cent. Subordinated Notes due 2017 (XS0271858606)

RBS USD 1,500,000,000 Floating Rate Subordinated Callable Step-Up Notes due 2017 (XS0302127625)

RBS EUR 300,000,000 CMS-Linked Floating Rate Subordinated Notes due 2022 (XS0305575572)

RBS EUR 2,000,000,000 6.934 per cent. Subordinated Notes due 9 April 2018 (XS0356705219)

RBS EUR 144,400,000 Euro-zone Inflation Indexed Notes due 23  April 2023 (XS0357281046)

                                                       Schedule 4

NatWest EUR 100,000,000 Floating Rate Undated Subordinated Notes (XS0102480786)

NatWest EUR 400,000,000 Fixed/Floating Rate Undated Subordinated Notes (XS0102480869)

NatWest GBP 200,000,000 7.125 per cent. Undated Subordinated Step-Up Notes (XS0102493680)

NatWest GBP 325,000,000 7.625 per cent. Undated Subordinated Step-up Notes (XS0102493508)

NatWest GBP 200,000,000 11.5 per cent. Undated Subordinated Notes (XS0041078535)

NatWest USD 500,000,000 Primary Capital Floating Rate Notes (Series 'A') (GB0006267073)

NatWest USD 500,000,000 Primary Capital Floating Rate Notes (Series 'B') (GB0006267180)

NatWest USD 500,000,000 Primary Capital FRNs (Series 'C') (LU0001547172)

                                                            Schedule 5

NatWest GBP 300,000,000 7.875 per cent. Subordinated Notes due 2015 (XS0079432299)

NatWest GBP 300,000,000 6.50 per cent. Subordinated Notes due 2021 (XS0090254722)

NatWest EUR 500,000,000 5.125 per cent. Subordinated Notes due 2011 (XS0099026352)

NatWest EUR 600,000,000 6.00 per cent. Subordinated Notes due 2010 (XS0102406898)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 30 October 2009

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ A N Taylor

Name: Title:	A N Taylor Head of Group Secretariat